CBL & ASSOCIATES PROPERTIES, INC.
CBL Center
2030 Hamilton Place Blvd., Suite 500
Chattanooga, Tennessee 37421

August 15, 2016

Ms. Kristi Marrone
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3561

RE:     CBL & Associates Properties, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
SEC File No. 001-12494

CBL & Associates Limited Partnership
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
SEC File No. 333-182515-01

Dear Ms. Marrone:

In reference to your comment letter of July 14, 2016 and with respect to your review of our Form 10-K for the fiscal year ended December 31, 2015, filed February 29, 2016, this letter sets forth the Company's response to your comments, numbered to correspond to the Staff's letter. Please note that CBL & Associates Properties, Inc. (the “REIT”) and CBL & Associates Limited Partnership (the “Operating Partnership”) are collectively referred to herein as “the Company” unless the context indicates otherwise.
Form 10-K
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 46

1.	Please tell us how you have met the requirements to provide disclosures pursuant to Item 5 of Form 10-K for CBL & Associates Limited Partnership.

The information required by Item 201(a)-(c) of Regulation S-K concerning common and special common units of limited partnership interest (hereinafter referred to as “common units”) in CBL & Associates Limited Partnership (the “Operating Partnership”) was inadvertently omitted in Item 5 of our Annual Report on Form 10-K for the year ended December 31, 2015. The Operating Partnership does not have any equity securities registered pursuant to Section 12 of the Exchange Act as contemplated by Item 703 of Regulation S-K and it did not issue any common units without registration under the Securities Act (as contemplated by Item 701 of Regulation S‑K) during the three year period ended December 31, 2015, nor does the Operating Partnership have any securities authorized for issuance under equity compensation plans as contemplated by Item 201(d) of Regulation S-K. The following paragraphs set forth the information required by Item 201(a)-(c) of Regulation S-K concerning the Operating Partnership’s common units as of December 31, 2015:
There is no established public trading market for the Operating Partnership’s common units. On February 22, 2016, the Operating Partnership had 29,257,183 common units outstanding (comprised of 3,277,566 special common units and 25,979,617 common units) held by 79 holders of record, excluding the 170,793,314 common units held by the Company.
Quarterly distributions per share on each of the Operating Partnership’s classes of equity are as follows:

		Special Common Units
Quarter Ended	Common Units	Series K	Series L	Series S
2015
March 31	$0.265	$0.742	$0.757	$0.732
June 30	$0.265	$0.742	$0.757	$0.732
September 30	$0.265	$0.742	$0.757	$0.732
December 31	$0.265	$0.742	$0.757	$0.732

2014
March 31	$0.245	$0.742	$0.757	$0.732
June 30	$0.245	$0.742	$0.757	$0.732
September 30	$0.245	$0.742	$0.757	$0.732
December 31	$0.265	$0.742	$0.757	$0.732
During 2015, the Operating Partnership did not sell any unregistered securities.
The information concerning the Operating Partnership’s outstanding equity securities and quarterly distributions paid with respect to such securities is substantially disclosed in Notes 7 and 8 to the consolidated financial statements of the Company and the Operating Partnership included in their Annual Report on Form 10-K for the year ended December 31, 2015.
We propose to include the disclosures required pursuant to Item 5 of Form 10-K for the Operating Partnership in our 2016 Annual Report on Form 10-K.
Note 15. Fair Value Measurements
Fair Value Measurements on a Nonrecurring Basis, page 138

2.	We note you recorded a $100 million non-cash impairment in the fourth quarter of 2015 related to you investment in Chesterfield Mall. Please address the following:

(a)
Detail for us the results and dates of your previous impairment analyses related to this property and the factors that contributed to the recognition of the impairment during the fourth quarter. In your response address your considerations related to the property as of December 31, 2014, at which time you previously disclosed you were considering alternatives to reposition this property; and

We disclosed in our Form 10-K for the year ended December 31, 2014 that we were considering alternatives to reposition Chesterfield Mall. The intent of this disclosure was to explain that the referenced data was excluded so as not to provide misleading information while the repositioning efforts were ongoing. The first reference to this repositioning was in Item 2 of Part I in a table that lists all of the malls in our portfolio along with certain operational information for each mall, including sales per square foot and occupancy. A footnote reference to Chesterfield Mall included on page 31 explained that occupancy and sales per square foot information for Chesterfield Mall were excluded due to repositioning of the property. Reference was also made on page 55 where it was explained the Chesterfield Mall was excluded from our same-center pool of properties as we considered alternatives to reposition the property.
Our plans to reposition Chesterfield Mall included converting a portion of the existing retail to entertainment and dining options, as well as bringing in new retail concepts that were unique to the trade area. These changes were to meet the changing consumer preferences in the mall’s trade area and to enhance Chesterfield Mall’s cash flows. We invested $2.9 million in two new international retail concepts, which opened their first stores in the United States at Chesterfield Mall in January 2015. Additionally, we were in active discussions with several potential tenants that had significant interest in bringing their entertainment-based concepts to Chesterfield Mall. These concepts would be the first location of their kind in the St. Louis market and would advance our objective of repositioning the property and enhancing the cash flows generated by Chesterfield Mall. These discussions were in the early stages at the time of our December 31, 2014 impairment review process.
We considered the plans to reposition Chesterfield Mall in connection with our impairment indicator review process at December 31, 2014, including the following:

1.
We had invested $2.9 million in two new international retail concepts that had just opened in January 2015, which was considered the first step in repositioning the property. This capital investment exemplified our efforts to bring unique retail concepts to the trade area and demonstrated our intent to hold Chesterfield Mall for long-term investment.

2.
We were in discussions with potential entertainment-based tenants that had significant interest in bringing their concepts to Chesterfield Mall. This demonstrated our commitment to attract more entertainment concepts to Chesterfield Mall in order to enhance its position in the trade area. Again, the required capital investment was indicative of our intent to hold this investment for the long-term.

3.
The plans discussed in 1-2 above were not performed to respond to any indicators of impairment in ASC 360-10-35-21 such as a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition but rather an enhancement of the existing use of the mall.

4.	Chesterfield Mall was generating positive cash flows and was projected to continue to do so.

5.	There were no plans to sell or otherwise dispose of Chesterfield Mall before the end of its previously estimated useful life.
After considering these factors and the guidance in ASC 360-10-35-21, we concluded that there were no indicators of impairment at December 31, 2014.
During the first three quarters of 2015, Chesterfield Mall continued to generate positive cash flows with no significant declines in operating performance and results were consistent with the 2015 forecast. We continued to actively pursue and negotiate the aforementioned opportunities to with the entertainment-based tenants. We had also begun discussions with the local municipality to explore options to obtain public financing for a portion of the capital investment that would be associated with the entertainment concepts that we were pursuing. Additionally, several national tenants had approached us regarding expansion of each of their existing stores and we were considering these requests as part of the overall repositioning plans for the mall. We continued to consider these factors as well as the cash flows of Chesterfield Mall in connection with our quarterly impairment review process for each of the first three quarters of 2015 to determine if there were any indicators of impairment. Similar to the evaluation performed as of December 31, 2014, we continued to conclude that no indicators of impairment were present.
When evaluating Chesterfield Mall in conjunction with the fourth quarter 2015 impairment review process, there were changes that we noted and considered:

1.	Three tenants unexpectedly notified the Company in the fourth quarter of 2015 that they planned to vacate the mall and would close during 2016 and 2017.

2.
The shopping center business is, to some extent, seasonal in nature with tenants typically achieving the highest levels of sales during the fourth quarter due to the holiday season, which generally results in higher percentage rents in the fourth quarter. In our Form 10-K, we disclose mall store sales for reporting mall tenants of 10,000 square feet or less for Stabilized Malls and exclude license agreements, which are retail contracts that are temporary or short-term in nature and generally last more than three months but less than twelve months. On this basis, the seasonality is demonstrated by the fact that sales for our Stabilized Malls portfolio in each of the fourth quarters of 2015 and 2014 represented 32% of sales for the entire years of 2015 and 2014. Sales during the 2015 holiday season were lower than expected for Chesterfield Mall, negatively impacting the percentage rent revenues and thus also negatively impacting net operating income. December 2015 sales were down approximately 9% and net operating income was $500,000 below budget.

3.
Tenant fallout increased uncertainty among other tenants. More tenants began notifying us in the fourth quarter of 2015 that they would not be renewing their leases or would be requesting reduced rent.

4.
After considering the events which were taking place during Q4 2015, we reforecast 2016 and 2017, which indicated a decline in net operating income of approximately $2.0 million in each of 2016 and 2017 when compared to previous periods.

5.
We determined in the fourth quarter 2015 that the continued plans to reposition Chesterfield Mall were no longer feasible as the capital investment that would be required was greater than originally anticipated, as it would also require a repayment of an equity shortfall to repay the mortgage loan maturing on September 2016 that previously was not expected to exist. The feasibility of our redevelopment plans were also negatively impacted by the forecasted tenant fallout and resulting decrease in cash flows.

After considering the above factors, we concluded that there were indicators of impairment. We performed a probability-weighted analysis of estimated future undiscounted cash flows in accordance with ASC 360-10-35-17, which indicated that the carrying value of the property was not recoverable. At this point, we concluded that a restructure of the mortgage loan was not likely and moved to a Step 2 impairment analysis in accordance with ASC 360-10-35-17, which states that an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.

(b)
Disclose the basis for the 11-year holding period assumption used in fair valuing the Chesterfield Mall property given you intend to work with the lender to exit this investment when the loan matures later in 2016; and

We utilized the assistance of a third party appraiser to estimate the fair value of Chesterfield Mall at December 31, 2015. In determining the fair value of the property, the income capitalization approach was utilized to convert the anticipated stream of future cash flows and reversion into a present value by discounting future cash flows based on the timing of their occurrence. The discounted cash flow approach was used to determine fair value, which considers a typical market participant view.
According to The Appraisal of Real Estate, 14th edition, the holding period of an investment is defined as the term of ownership of the investment, the projection period is a period of time over which expected net operating income is projected for purposes of analysis and valuation. Although these terms are often used interchangeably, appraisers are more often concerned with the projection period applicable to the analysis in question. In the selection of an appropriate projection period, “the appraiser should consider lease expirations, vacancies, rollovers, anticipated capital improvements, and other atypical events that may cause cash flow aberrations.” It is also noted in The Appraisal of Real Estate, 14th edition, that if a significant capital expenditure or change in leases in the year of reversion is expected, the projection period may be extended to incorporate this event. This will ensure that the analysis is not influenced by an unusual event in the reversion year used to calculate the reversion value.
The property was analyzed using an eleven-year hold period. The holding period used for Chesterfield Mall was extended through year eleven as there was a higher than average number of leases scheduled to expire in the tenth year. The cash flow was extended an additional year in order to reflect a more stabilized cash flow in the reversionary sales value.

(c)	Additionally, in future periodic filings disclose the valuation technique used in the fair value measurement of Chesterfield Mall as required by ASC 820-10-50-2bbb.
We will include the following language regarding Chesterfield Mall in our Form 10-K for the year ending December 31, 2016 and will include similar language in future filings related to any impairments that arise in the future:
“With the assistance of a third-party appraiser, the Company determined the fair value of Chesterfield Mall using a discounted cash flow methodology as of December 31, 2015. This discounted cash flow used assumptions including an 11-year holding period with a sale at the end of the holding period, a capitalization rate of 8.25% and a discount rate of 8.25%. The 11-year holding period was utilized to ensure a stable reversion year due to higher than normal lease turnover in the later years of the discounted cash flow.”

In connection with the response to your comment set forth above, the Company acknowledges that:

▪	it is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001.
Sincerely,

CBL & ASSOCIATES PROPERTIES, INC.

/s/ Farzana K. Mitchell
_____________________________________
Farzana K. Mitchell
Executive Vice President -
Chief Financial Officer and Treasurer

CBL & ASSOCIATES LIMITED PARTNERSHIP

By: CBL HOLDINGS I, INC., its general partner

/s/ Farzana K. Mitchell
_____________________________________
Farzana K. Mitchell
Executive Vice President -
Chief Financial Officer and Treasurer